Exhibit 99.2

Form 51–102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

Aphria Inc. (“Aphria” or the “Company”) 1 Adelaide Street East, Suite 2310 Toronto, Ontario M5C 1J4

Item 2.	Date of Material Change

November 29, 2019

Item 3.	News Release

A news release announcing the material change referred to in this report was disseminated by Aphria on December 2, 2019 and filed on SEDAR and EDGAR under Aphria’s profile on the same date.

Item 4.	Summary of Material Change

On November 29, 2019, 1974568 Ontario Limited (“Aphria Diamond”), a subsidiary of Aphria, entered into a credit agreement with the Bank of Montreal (“BMO”) as sole arranger, sole book runner and administrative agent on behalf of a group of lenders for a committed senior secured credit facility of $80 million (the “Credit Facility”).

Item 5.	Full Description of Material Change

5.1	Full Description of Material Change

On November 29, 2019, Aphria Diamond, a subsidiary of Aphria, entered into a credit agreement with BMO as sole arranger, sole book runner and administrative agent on behalf of a group of lenders for a committed senior secured credit facility of $80 million.

The Credit Facility is secured by, among other things, the Aphria Diamond facility, a pledge of Aphria’s share interest in Aphria Diamond, a limited guarantee of Aphria, and a guarantee of future subsidiaries of Aphria Diamond. Pricing is based on a set margin over the BMO Canadian Prime Rate or Bankers' Acceptance and a pricing grid linked to certain financial ratios. It is expected to be at the outset in the low-to-high 5 percent per annum range. The Credit Facility has a three-year term and contains customary financial and restrictive covenants. The Credit Facility may be used by Aphria Diamond to repay funded debt owed to the Company and for capital expenditures related to Aphria Diamond’s greenhouse and retrofit costs.

Additional details on the Credit Facility can be found in the Company’s documents filed under the Company’s profile at www.sedar.com.

5.2	Disclosure for Restructuring Transactions

Not applicable.

Item 6.	Reliance on subsection 7.1(2) of National Instrument 51–102

Not applicable.

Item 7.	Omitted Information

None.

Item 8.	Executive Officers

The executive officer who can answer questions regarding this report is Mr. Carl Merton, Chief Financial Officer of the Company. Mr. Merton can be reached at 519- 564-6374.

Item 9.	Date of Report

This report is dated the 9th day of December, 2019.

Caution Concerning Forward-Looking Statements

This material change report includes statements containing certain “forward-looking information” and “forward-looking statements” within the meaning of applicable securities laws (“forward-looking statements”). Forward looking statements are often identified by terms such as “may”, “should”, “anticipate”, “expect”, “potential”, “believe”, “intend” or the negative of these terms and similar expressions. Forward-looking statements in this material change report may include, but are not limited to, statements with respect to internal expectations, expectations with respect to planting and production volumes, expectations for future growing capacity, expectations with respect to estimated margins, cost structures, and cost structures in the cannabis industry, interest rates and the use of proceeds from the Credit Facility. Forward-looking statements necessarily involve known and unknown risks, including, without limitation, risks associated with general economic conditions; adverse industry events; marketing costs; loss of markets; future legislative and regulatory developments involving cannabis; inability to access sufficient capital from internal and external sources, and/or inability to access sufficient capital on favourable terms; the cannabis industry in Canada generally, income tax and regulatory matters; the ability of Aphria Inc. to implement its business strategies; competition; crop failure; currency and interest rate fluctuations and other risks.

Readers are cautioned that the foregoing list is not exhaustive and should carefully review the various risks and uncertainties identified in the Company’s filings on SEDAR and EDGAR. Readers are further cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated.

The forward-looking statements included in this material change report are made as of the date of this material change report and the Company does not undertake an obligation to publicly update such forward-looking statements to reflect new information, subsequent events or otherwise unless required by applicable securities laws.